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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                              WYMAN-GORDON COMPANY
                            (Name of Subject Company)


                              WGC ACQUISITION CORP.
                            PRECISION CASTPARTS CORP.
                                    (Bidders)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   983085 10 1
                         (CUSIP Number of Common Stock)


                               William D. Larsson
                   Vice President and Chief Financial Officer
                            Precision Castparts Corp.
                        4650 SW Macadam Avenue, Suite 440
                             Portland, Oregon 97201
                                 (503) 417-4800


            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    Copy to:

                                  Ruth A. Beyer
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                           Portland, Oregon 97204-1268
                                 (503) 294-9332


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
     This Amendment No. 1 to Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed on May 21, 1999 by WGC Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Precision Castparts Corp., an Oregon corporation and the sole shareholder of the Purchaser ("PCC"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, $1.00 par value per share (collectively, the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.

Item 10. Additional Information.

     The information set forth in Item 10(b), (c) and (f) is hereby amended by adding thereto the following:

     On June 17, 1999, PCC and the Company announced that they had received a request for additional information from the FTC under the HSR Act in connection with PCC's pending acquisition of the Company. As a result, the expiration date of the Offer has been extended to 8:00 p.m., Eastern time, on Friday, July 30, 1999; provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer expires or is terminated prior to July 16, 1999, the expiration date of the Offer will be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act. The press release of PCC and the Company dated June 17, 1999 extending the Offer is incorporated herein by reference to Exhibit (a)(9) to the Schedule 14D-1.

Item 11. Material to be Filed as Exhibits.

     (a)(9) Press Release dated June 17, 1999.

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
                                    Signature
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 17, 1999


                                       WGC ACQUISITION CORP.


                                       By WILLIAM D. LARSSON
                                          --------------------------------------
                                       Name: William D. Larsson
                                             -----------------------------------
                                       Title: Vice President
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                                       PRECISION CASTPARTS CORP.



                                       By WILLIAM D. LARSSON
                                          --------------------------------------
                                       Name: William D. Larsson
                                             -----------------------------------
                                       Title: Vice President and Chief Financial
                                              Officer
                                              ----------------------------------

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
                                INDEX TO EXHIBITS

EXHIBIT
NUMBER        EXHIBIT
------        -------

(a)(1)*       Offer to Purchase, dated May 21, 1999.

(a)(2)*       Letter of Transmittal.

(a)(3)* IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(4)*       Form of Summary Advertisement, dated May 21, 1999.

(a)(5)*       Form of Notice of Guaranteed Delivery.

(a)(6)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(8)*       Press Release, dated May 17, 1999.

(a)(9)        Press Release, dated June 17, 1999.

(b)* Commitment Letter dated as of May 14, 1999 among PCC, Bank of America National Trust and Savings Association and Banc of America Securities LLC (formerly known as Nationsbanc Montgomery Securities LLC).

(c)(1)* Agreement and Plan of Merger, dated May 17, 1999, among the Purchaser, PCC and the Company.

(c)(2)* Confidentiality and Standstill Agreement, dated March 26, 1999, between PCC and the Company.

(d)           Not applicable.

(e)           Not applicable.

(f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

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* Previously filed